[Sutherland Asbill & Brennan LLP Letterhead]
JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com
October 5, 2005
Via Messenger and edgar submission
Ms. Karen J. Garnett
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Oil Fund, LP (formerly, New York Oil ETF, LP)
Registration No. 333-124950
Dear Ms. Garnett:
     On behalf of the United States Oil Fund, LP1 (the “Registrant”), enclosed for your convenience are five courtesy copies of Pre-Effective Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on October 4, 2005. The enclosed copy has been marked to show changes from Pre-Effective Amendment No. 1. In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.
     Also, we are providing the Registrant’s responses to your comments of August 26, 2005 on Pre-Effective Amendment No. 1. Each of your comments is set forth below, followed by the Registrant’s response.
General
1.	We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

[1]	United States Oil Fund, LP was formerly named New York Oil ETF, LP.

Ms. Karen J. Garnett
October 5, 2005

Response: As a point of clarification, while the prospectus included in Pre-Effective Amendment No. 1 used the convention employed in some other commodity pool prospectuses of describing the Registrant as a “registered” commodity pool, the Registrant’s General Partner, Victoria Bay Asset Management, LLC (formerly named Standard Asset Management, LLC), rather than the Registrant, is required by rules of the Commodity Futures Trading Association (the “CFTC”) to register with the National Futures Association (the “NFA”) as a “commodity pool operator” (“CPO”). Accordingly, the Registrant’s prospectus has been revised to disclose that the General Partner is in the process of registering with the NFA as a commodity pool operator. When the General Partner is registered with the NFA as a CPO, the General Partner anticipates filing the current prospectus for the Registrant included in its Form S-1 registration statement with the NFA as the “Disclosure Document” required by CFTC rules to be delivered to prospective pool participants in connection with the distribution of units.

2.	We consider the sale of shares by the Fund to Authorized Purchasers and the resale of these shares by Authorized Purchasers to investors as one offering by the Fund through the Authorized Purchasers, which are acting as underwriters. Please confirm to us that the Authorized Purchasers will distribute this prospectus in connection with their sales to other investors. Also, please revise your document, including the prospectus cover page, the description of subscription procedures, and the plan of distribution, to clearly describe the terms of the offering to persons who purchase your shares from the Authorized Purchasers. Please ensure that the material terms of those offerings, including the offering price, are clearly disclosed.

Response: Authorized Purchasers may be deemed participants in a distribution in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act of 1933 (the “1933 Act”). To the extent that Authorized Purchasers are deemed statutory underwriters, the Registrant confirms that Authorized Purchasers will be required to deliver the prospectus in connection with their sales to other investors as part of a distribution of units. The prospectus, including the prospectus cover page, the description of subscription procedures, and the plan of distribution have been revised to more clearly describe the terms of the offering to persons who purchase the Registrant’s units from the Authorized Participants. (In this regard, the section of the prospectus captioned “What Is the Plan of Distribution” in the portion of the prospectus titled “The Offering” has been revised and expanded.)

3.	We note that that the units will be sold at net asset value after the initial offering period has closed. Accordingly, please tell us how the offering will comply with Item 415(a)(4) of Regulation S-K, relating to at-the-market offerings. Also, we note that sales by

Ms. Karen J. Garnett
October 5, 2005

Authorized Purchasers to other investors will be made at market prices. Please provide a detailed analysis of whether those sales should be viewed as an at-the-market offering.

Response: First, you note that the units will be sold at net asset value (“NAV”) after the initial offering period has closed and you ask for an explanation of how the offering will comply with Item 415(a)(4) of Regulation S-K, relating to at-the-market offerings.[2] You then note that sales by Authorized Purchasers to other investors will be made at market prices and you ask for a detailed analysis of whether those sales should be viewed as an at-the-market offering. We provide below certain background we think may be useful in answering both of your questions, followed by our answers to each of your questions.

Background. The Registrant will create and redeem units from time to time, but only in one or more Creation Baskets or Redemption Baskets. The creation and redemption of Baskets will only be made in exchange for delivery to the Registrant or the distribution by the Registrant of short-term Treasury securities and cash in an amount equal to the purchase or redemption price of the Baskets being created or redeemed. The purchase or redemption price will be the combined NAV of the number of units included in the Baskets being created or redeemed based upon NAV of the Registrant determined at the close of business on the day the order to create or redeem Baskets is properly received.

Authorized Purchasers are the only persons that may place orders to create and redeem Baskets. Authorized Purchasers must be registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker-dealers to engage in securities transactions. Authorized Purchasers may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Baskets. An order for one or more Baskets may be placed by an Authorized Purchaser on behalf of multiple clients. Authorized Purchasers who purchase or redeem Baskets receive no fees, commissions or other form of compensation or inducement of any kind from either the Registrant or the General Partner for such redemption or purchase, and no such person has any obligation or responsibility to the General Partner or the Registrant to effect any sale or resale of purchased units.

The Registrant issues and redeems units only once per day and only at the official NAV calculated by the Registrant’s custodian (Brown Brothers Harriman) based on the market value of the Registrant portfolio holdings as of 4:15 PM New York time. It is not expected that any Authorized Purchaser will maintain a secondary market in individual units. The American Stock Exchange will designate one or more member firms to act as a specialist or market-maker and maintain a market for the units that trade on the Exchange. Units are expected to trade in the secondary market on the American Stock

[2]	We presume the intended reference is to Rule 415(a)(4) under the 1933 Act.

Ms. Karen J. Garnett
October 5, 2005

Exchange throughout the day in the same manner as other listed equity securities. The price of units trading in the secondary market will be based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession by the Registrant or by an Authorized Purchaser while acting as an underwriter. Transactions involving the Registrant’s units in the secondary market — which will be between purchasers and sellers and will not involve the Registrant — will be subject to customary brokerage commissions and charges.

Units may trade in the secondary market at prices that are lower or higher relative to their NAV per unit. The amount of the discount or premium in the trading price relative to the NAV per unit may be influenced by various factors, including the number of investors who seek to purchase or sell units in the secondary market and the liquidity of the Oil Futures Contracts market and the market for Other Oil Interests. While the units trade on the American Stock Exchange until 4:15 PM New York time, liquidity in the market for Oil Futures Contracts and Other Oil Interests may be reduced after the close of the New York Mercantile Exchange at 2:30 PM New York time. As a result, during this time, trading spreads, and the resulting premium or discount, on the units may widen. However, like shares of exchange-traded funds, the price at which units trade are expected to be disciplined by arbitrage opportunities created by the ability to purchase or redeem units at NAV, which should limit the likelihood that units trade at a material premium or discount in relation to NAV.

First Question: If units will be sold at net asset value (“NAV”) after the initial offering period has closed, how will the offering comply with Item 415(a)(4) of Regulation S-K, relating to at-the-market offerings? Because of the reference to sales of units at NAV, we presume that your first question relates to sales of Creation Baskets by the Registrant to Authorized Participants, which will be effected at the NAV calculated by the Registrant’s custodian as of 4:15 p.m. New York time. We do not believe that the sale of its units at NAV to Authorized Purchasers should be viewed as an “at-the-market” offering. Rule 415(a)(4)(iv) defines an “at-the-market” offering as “an offering of securities into an existing trading market for outstanding shares of the same class at other than a fixed price on or through the facilities of a national securities exchange or to or through a market maker other than on an exchange.” Therefore, for an offering of securities to be “at-the-market,” the offering must be (i) into an existing trading market for outstanding shares of the same class; (ii) at other than a fixed price; and (ii) on or through the facilities of a national securities exchange or to or through a market maker other than an exchange.

We have found no guidance as to how to interpret the “other than at a fixed price” requirement in the context of an offering by a commodity pool at NAV. However, we believe a plain English reading of the term “at-the-market” connotes an offering at the market price at which the Registrant’s units are trading at any time on the American

Ms. Karen J. Garnett
October 5, 2005

Stock Exchange (where they will be traded). As noted, the market price for units at any time will reflect the confluence of multiple factors, including NAV. However, while it is expected that the units’ market price will closely track NAV, the two measurements are distinct and could foreseeably differ in value. Accordingly, an offering by the Registrant at NAV would not be the same as an offering at market price.

More generally, it appears that that the special disclosure and due diligence requirements of Rule 415(a)(4) were adopted to address situations where an issuer of securities issues securities only on a delayed basis to take advantage of circumstances where the securities are trading in the market at a premium[3] and there is a potential for manipulation.[4] In these situations, the Commission concluded that such offerings may raise novel market and disclosure concerns that could be mitigated by restricting at-the-market offerings to seasoned issuers that have been filing periodic reports under the 1934 Act for some period of time, and requiring the ongoing involvement of an underwriter to conduct due diligence on the offering.[5]

The Registrant, on the other hand, will issue units in Creation Baskets at a fixed price — NAV calculated as of 4:15 PM New York time. The Registrant has no discretion to vary the price of units offered in Creation Baskets due to changes in the market price of its units or otherwise. The Registrant also does not have any discretion as to when it will issue units in Creation Baskets; Authorized Participants determine when this will occur. In sum, we do not believe the creation of Baskets at NAV represents the opportunity for market manipulation by the Registrant any more than a mutual fund can manipulate the market by selling shares at the NAV of the fund’s shares next determined as required by Rule 22c-1 of the 1940 Act.

Second Question: If sales will be made by Authorized Purchasers to other investors at market prices, provide a detailed analysis of whether those sales should be viewed as an at-the-market offering. The Registrant does not require Authorized Purchasers to sell units to other investors at market prices. In many, if not most, cases Authorized Purchasers will sell units in accordance with bid prices established by specialist firm(s). However, as a practical matter an Authorized Purchaser with inventory purchased at a prior day’s NAV may be able to sell at current bid prices only if the Authorized

[3]	Cf. Pilgrim America Prime Rate Trust (pub. avail. May 1, 1988) (request by fund to issue additional new shares during periods when existing shares were trading in the market at a premium to NAV, characterized as “at-the-market offering”); the shares were closed

[4]	See Securities Act Release No. 6276 (December 23, 1980) (statement by Commission that a continuous offering by an issuer of its equity securities “at the market,” without formal underwriting arrangements, represents a novel method of issuer entrance into the market place and may raise issues under the anti-manipulative provisions of the 1934 Act).

[5]	See generally Securities Act Release No. 6334 (August 6, 1981) Section IV.

Ms. Karen J. Garnett
October 5, 2005

Participant has “covered” its position since the initial purchase of the units from the Registrant by buying oil futures contracts or other oil commodity interests. Factors beyond the Registrant’s or the Authorized Participant’s control will determine the relative liquidity of the oil derivatives market. The price at which Authorized Participants who did not or were not able to cover their positions will sell, will be driven by a variety of factors, only one of which is the current market price of the units.

Finally, we note that in practice, the entire process through which the Registrant’s offers and sell its units will be fully disclosed in the Registrant’s prospectus. The Registrant’s official opening NAV will be published each day on the Registrant’s website and by the American Stock Exchange, and the American Stock Exchange will publish an “indicative fund value” every 15 seconds throughout the day. As required by CEA, the Registrant through broker-dealers will provide unitholders with a monthly account statement and an annual report, and will make available on the Registrant’s website the periodic reports required by the CFTC and the SEC to be filed with those agencies. The New York Mercantile Exchange oil futures market that will be a primary determinant of the extent of any intra-day trading spread is also extremely liquid and transparent. In summary, the process through which the Fund and Authorized Purchasers will offer units does not appear to possess the characteristics of the type of “at-the-market” offering that led the Commission to adopt Rule 415(a)(4).

4.	Please ensure that all information required by Form S-1 and Regulation S-K is included in Part One of the prospectus rather than the Part Two—Statement of Additional Information.

Response: The Registrant has revised the prospectus so that all of the information that is required by Form S-1 and Regulation S-K is included in Part One of the prospectus rather than the Part Two—Statement of Additional Information.

5.	Please provide a more robust discussion of how you intend to replicate the price of sweet crude oil, including whether you will utilize a technical trading system that issues buy and sell orders or whether the system utilized will rely on fundamentals and require investment decisions to be made by the GP. In addition, please discuss how you intend to determine your portfolio mix in order to replicate the price of oil.

Response: The prospectus has been revised to provide a more robust discussion of the Registrant’s investment strategy and how it intends to determine its portfolio mix.

In summary, in managing the Registrant’s assets the General Partner does not intend to use a technical trading system that issues buy and sell orders. The General Partner does intend to employ a quantitative methodology whereby each time a Creation Basket is purchased, the General Partner will purchase a futures contract for light, sweet crude oil

Ms. Karen J. Garnett
October 5, 2005

traded on the New York Mercantile Exchange with a face amount that approximates the amount of Government securities and cash received upon the issuance of one or more Creation Baskets.

As an example, assume that a Creation Basket purchase order is placed on January 2, 2006. If the Registrant’s closing NAV for January 2 is $66.79, the Registrant would receive $6,679,000 for the Creation Basket ($66.79 NAV per unit times 100,000 units, and ignoring the Creation Transaction Fee of $1000). Assume that the price of a near month futures contract for light, sweet crude oil on January 3, 2006 was $66,800. Because the price of oil reflected in the near month futures contracts on January 3, 2006 is different (in this case, higher) than the price of oil reflected in USOF’s NAV calculated as of January 2, 2006 (the day the corresponding Creation Basket was sold), USOF cannot invest the entire purchase amount corresponding to the Creation Basket in futures contracts—i.e., it can only invest in 99 futures contracts with an aggregate value of $6,613,200 ($66,800 per contract times 99 contracts), which would require $661,320 in Government securities to be deposited as margin with the futures commission merchant through which the contract was purchased. The remainder of the purchase price for the Creation Basket, $5,951,880 would remain invested in cash and Government securities as determined by the General Partner from time to time based on factors such as anticipated redemptions.

The specific futures contracts to be purchased will depend on various factors, including a judgment by the General Partner as to the appropriate diversification of the Registrant’s investments in futures contracts with respect to the month of expiration, and the prevailing price volatility of particular contracts. While the General Partner anticipates investing primarily in the New York Mercantile Exchange futures contracts, if the Registrant reaches certain transaction limits on the New York Mercantile Exchange, or for other reasons, it may invest in contracts traded on other exchanges or enter into contracts in the “over-the-counter” market.

The General Partner does not anticipate letting its futures contracts expire and taking delivery of the underlying oil. Instead, the General Partner will close existing positions when it is determined appropriate to do so and reinvest the proceeds in new futures contracts. Positions may also be closed out to meet orders for Redemption Baskets.

By remaining invested as fully as possible in oil futures contracts or other oil interests, the General Partner believes that the Registrant’s NAV will closely track the movement of the prices of the futures contracts in which the Registrant invests. The General Partner believes that certain arbitrage opportunities will result in the price of the units traded on the American Stock Exchange closely tracking the NAV of the Fund. Additionally, the General Partner has conducted research that (as discussed in more detail below) indicates that oil futures contracts traded on the New York Mercantile Exchange have closely

Ms. Karen J. Garnett
October 5, 2005

tracked the spot price of the underlying oil. Based on these expected interrelationships, the General Partner believes that the price of the Registrant’s units as traded on the American Stock Exchange will closely track the spot price of sweet, light crude oil.

6.	Please identify the FCM and clearing broker the Fund intends to use and provide a summary of the agreements you have with these entities.

Response: The FCM and clearing broker of the Registrant is expected to be ABN AMRO, Inc., with whom the Registrant intends to enter into an Institutional Futures Client Account Agreement. This Agreement requires ABN AMRO to provide services to the Registrant in connection with the purchase and sale of oil futures contracts, options on oil futures contracts, and other oil-based derivative instruments that may be purchased or sold by or through ABN AMRO for the Registrant’s account.

7.	Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Response: Currently, the Registrant does not have any sales material for investors. However, if the Registrant distributes sales material in the future, it will provide you with copies.

8.	Please revise throughout the prospectus to provide disclosure substantially similar to the disclosures that would be required by Industry Guide 5 if real estate limited partnership units were being registered. For example, your revisions should include a narrative discussion under an appropriate major heading of the GP’s and its affiliates’ experience over the past ten years similar to that required by Item 8.A of Guide 5, which includes, among other things, a description of any major adverse business developments and conditions that were experienced by prior programs.

Response: Given the limited experience of Mr. Gerber and the lack of experience of the General Partner, the only experience has been described in Mr. Gerber’s biographical information. Mr. Gerber’s biography has been revised to disclose that Nicholas Gerber’s experience in the financial services industry has included the formation and operation of the Ameristock Corporation, which has been sponsoring and providing portfolio management to mutual funds since 1995. Mr. Gerber has also served as the Portfolio Manager of Ameristock Mutual Fund, which has over $1 billion in assets. Nicholas Gerber has gained extensive experience in evaluating and retaining third-party service providers, including custodians, accountants, administrators, transfer agents, and distributors.

Ms. Karen J. Garnett
October 5, 2005

9.	Please revise to include a description of the securities being registered, as required by Item 9 of Form S-1.

Response: In accordance with Item 9 of Form S-1, the Registrant has revised the prospectus on page 4 to disclose that the units do not provide dividend rights or conversion rights, and they are not sinking funds. The units may only be redeemed when aggregated in Redemption Baskets as discussed under “Creations and Redemptions” in the prospectus and limited partners have voting rights as discussed under “Who is the General Partner” in the prospectus. Cumulative voting is neither permitted nor required and there are no preemptive rights. As discussed in the LP Agreement, upon liquidation of the Registrant, the assets of the Registrant will be distributed to limited partners pro rata based upon the number of units held. Each limited partner shall receive his share of the assets in cash or in kind, and the proportion of such share that is received in cash may vary from partner to partner, as the General Partner in its sole discretion may decide.

10.	Please include detailed disclosure regarding your redemption program.

Response: The prospectus has been revised to provide a detailed disclosure regarding the Registrant’s redemption program.

In summary, the procedures by which an Authorized Purchaser can redeem one or more Baskets mirror the procedures for the creation of Baskets. On any business day, an Authorized Purchaser may place an order with the Marketing Agent to redeem one or more Baskets. Redemption orders must be placed by 4:15 PM EST or the close of regular trading on the American Stock Exchange, whichever is earlier. A redemption order so received is effective on the date it is received in satisfactory form by the Marketing Agent. The redemption procedures allow Authorized Purchasers to redeem Baskets and do not entitle an individual unitholder to redeem any units in an amount less than a Basket, or to redeem Baskets other than through an Authorized Purchaser. By placing a redemption order, an Authorized Purchaser agrees to deliver the Baskets to be redeemed through DTC’s book-entry system to the Registrant not later than the third business day following the effective date of the redemption order. Prior to the delivery of the redemption distribution for a redemption order, the Authorized Purchaser must also have wired to the Registrant’s account at the Custodian the non-refundable transaction fee due for the redemption order.

The redemption distribution from the Registrant consists of a transfer to the redeeming Authorized Purchaser of an amount of Treasuries and cash that is in the same proportion to the total assets of the Registrant (net of estimated accrued but unpaid fees, expenses and other liabilities) on the date the order to redeem purchase is properly received as the number of units to be redeemed under the redemption order is in proportion to the total number of units outstanding on the date the order is received.

Ms. Karen J. Garnett
October 5, 2005

The redemption distribution due from the Registrant is delivered to the Authorized Purchaser on the third business day following the redemption order date if, by 9:00 AM New York time on such third business day, the Registrant’s DTC account has been credited with the Baskets to be redeemed. If the Registrant’s DTC account has not been credited with all of the Baskets to be redeemed by such time, the redemption distribution is delivered to the extent of whole Baskets received. Any remainder of the redemption distribution is delivered on the next business day to the extent of remaining whole Baskets received if the Registrant receives the fee applicable to the extension of the redemption distribution date which the General Partner may, from time to time, determine and the remaining Baskets to be redeemed are credited to the Registrant’s DTC account by 9:00 AM New York time on such next business day. Any further outstanding amount of the redemption order shall be cancelled. The Custodian is also authorized to deliver the redemption distribution notwithstanding that the Baskets to be redeemed are not credited to the Registrant’s DTC account by 9:00 AM New York time on the third business day following the redemption order date if the Authorized Purchaser has collateralized its obligation to deliver the Baskets through DTC’s book entry system on such terms as the General Partner may from time to time determine.

The General Partner may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which the American Stock Exchange is closed other than customary weekend or holiday closings, or trading on the American Stock Exchange is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of Treasuries is not reasonably practicable, or (3) for such other period as the General Partner determines to be necessary for the protection of the unitholders. None of the General Partner, the Marketing Agent or the Custodian will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

The General Partner will reject a redemption order if the order is not in proper form as described in the Participant Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful.

11.	Please eliminate or substantially reduce your use of defined terms in the forepart of the prospectus. Instead, the meaning of each term should be clear from context. Terms that are clear from context do not need to be defined. We note the following as examples only:
•	Units — since you are only issuing one class of units in this offering, readers are not likely to be confused by the meaning of this term;

Ms. Karen J. Garnett
October 5, 2005

•	Oil Futures Contracts — since you have explained this term in the text, its meaning should be clear from context;

•	Other Oil Interests — since you have explained this term in the text, its meaning should be clear from context.
Also, please refer to the company by its full name or a shortened version of the name, rather than the generic term “Fund.”

Response: The prospectus has been revised to generally refer to the Registrant as “USOF.” In addition, the Registrant revised the prospectus to eliminate from the glossary the term “unit” and certain other terms. However, the Registrant has not eliminated from the glossary other terms including “Oil Futures Contracts” and “Other Oil Interests” because it believes that these terms take on specific legal significance in the prospectus and the benefit of defining these terms in a glossary is not inconsistent with plain English.
Cover Page
12.	Please restrict the disclosure found on the cover page to that which is required by Item 501 of Regulation S-K and is information that is key to an investment decision.

Response: The Registrant has restricted the disclosure on the cover page to that which is required by Item 501 of Regulation S-K and is information that is key to an investment decision.

13.	We note you use the term “ETF” as part of your name. Your use of this term may lead investors to believe that you are registered under the Investment Company Act of 1940 when, in fact, you are not. Please include disclosure on the cover page of the prospectus clarifying that you are not a mutual fund registered under the Investment Company Act of 1940 and are not subject to regulation under the Act. Refer to the instruction that accompanies item 501(b)(l) of Regulation S-K. Also, please remove all statements indicating that you are an exchange-traded fund.

Response: The Registrant has changed its name from New York Oil ETF, LP to United States Oil Fund, LP. In addition, the Registrant revised the cover page to disclose that the Registrant is not a mutual fund registered under the Investment Company Act of 1940 and is not subject to regulation under such Act. Furthermore, the Registrant removed all references, which denote the Registrant as an exchange traded fund.

14.	Please state the date the offering will end, any minimum purchase requirements, and any arrangements to place funds in an escrow, trust, or a similar account. If there is no

Ms. Karen J. Garnett
October 5, 2005

minimum offering amount, please state that fact. Disclose any minimum purchase amount for Authorized Purchasers and for persons who may purchase from the Authorized Purchasers. Refer to Item 501(b)(8) of Regulation S-K.

Response: The Registrant revised the prospectus to explain that this a continuous offering under Rule 415 of the Securities Act of 1933 and it will terminate when all of the registered units have been sold. The minimum purchase requirement for Authorized Purchasers is a Creation Basket, which consists of 100,000 units as described in the prospectus. Under the plan of distribution, the Registrant does not require a minimum purchase amount for investors who purchase units from Authorized Purchasers. There are no arrangements to place funds in an escrow, trust, or similar account.

15.	Since the Authorized Purchasers who will be purchasing units in this offering will be re-selling these units to investors, please identify the Authorized Purchasers as underwriters pursuant to Section 2(11) of the Securities Act of 1933. In addition, please revise your disclosure on page 24 accordingly.

Response: The Registrant has revised the prospectus to state that Authorized Purchasers may be deemed participants in a distribution in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act of 1933.

16.	Please remove repetitive disclosure from the cover page. For example, the red herring disclosure is found both on the side of the cover page and below the tabular presentation of the offering price.

Response: The Registrant has removed the repetitive disclosure on the cover page.

17.	Please tell us when the fund will begin to engage in trades for its portfolio. We note that the price for units, other than the basket sold to the initial purchaser, will be based on the fund’s NAV; however, it is not clear when you will be in a position to calculate NAV. To the extent you will sell units at a price other than NAV, please revise the cover page to clearly state that price. Also, please tell us when and how you will determine the per unit and per basket prices to be stated in the table on the cover page.

Response: Once the SEC declares the Registrant effective, the first Creation Basket will be sold. The price for units in that Creation Basket will be the closing price for the near month Oil Futures Contracts for light, sweet crude oil as listed on the New York Mercantile Exchange on the last business day prior to the effective date. The Registrant expects the initial Authorized Purchaser to be Goldman Sachs, Execution & Clearing, LP. The Registrant intends to require Goldman Sachs, Execution & Clearing, LP, pursuant to the Participant Agreement, to transfer to the Registrant short term securities issued by the

Ms. Karen J. Garnett
October 5, 2005

U.S. Government (“Treasuries”) and cash corresponding to the initial purchase on or before the day the purchase order for the initial Creation Basket is placed with the Marketing Agent. The General Partner expects to purchase one or more corresponding Oil Futures Contracts on the same day, or as soon thereafter as practicable, so as to establish an NAV based on actual portfolio investments in Oil Futures Contracts or Other Oil Interests then subsequent Creation Baskets are issued.
Statement Regarding Forward-Looking Statements, page ii
18.	Refer to the last two sentences of this paragraph. Because the partnership is responsible for all statements in the registration statement, it is not appropriate to disclaim responsibility for the accuracy and completeness of forward-looking statements. In addition, the last sentence is inconsistent with your undertaking to update the prospectus as required by section 10(a)(3), to reflect any fundamental change, and to reflect any material change in the plan of distribution. Please revise your document to remove these disclaimers.

Response: The Registrant has revised the prospectus to remove these sentences.
Glossary of Defined Terms, page iv
19.	Please move the glossary to body of the prospectus rather than the forepart.

Response: The Registrant has moved the glossary to the body of the prospectus.
Prospectus Summary
20.	Please revise to include a summary of the offering and subscription procedures.

Response: The Registrant has revised the prospectus to include a summary of the offering and subscription procedures.

Ms. Karen J. Garnett
October 5, 2005

21.	Please include a diagram that depicts your operating structure and shows how units will flow from the LP to Authorized Purchasers, via a Distributor, and subsequently to retail investors.

Response: The Registrant included the following diagram on page 29 of the prospectus.
Flow of Units

Ms. Karen J. Garnett
October 5, 2005

Principal Investment Risks of an Investment in the Fund, page 3
22.	Please limit the first bullet point to a summary of the risk that investors will not receive distributions. The additional disclosure regarding your neutral investment strategy does not appear to be necessary to understand the risk.

Response: The Registrant has limited the first bullet on page 5 to a summary of the risk that investors will not receive distributions.

23.	Please remove the mitigating language found in the last sentence of the second bullet point as well as the last sentence in the second paragraph of the seventh bullet point.

Response: The Registrant has removed the mitigating language in the last sentence of the second bullet point on page 5 as well as the last sentence in the second paragraph of the seventh bullet point on page 6.

24.	Please expand your disclosure in the sixth bullet point to briefly disclose the risks inherent in hedging activities.

Response: On page 6, the Registrant revised the prospectus to state that while hedging can provide protection against an adverse movement in market prices, it can also preclude a hedger’s opportunity to benefit from a favorable market movement. The successful use of a hedging device depends on the ability of the investor to forecast correctly the direction and extent of market movements within a given time frame. To the extent market prices remain stable or such prices move in a direction opposite to that anticipated the investor might realize a loss on the hedging transaction that is not offset by an increase in the value of its units.

25.	Please expand the bullet point regarding material conflicts of interest to state whether conflicts of interest are present as well as a brief explanation of the material conflicts.

Response: The Registrant has revised the bullet point to state that because the General Partner, its principals and affiliates may trade for themselves; conflicts of interest may exist or be created in the future. The General Partner also has sole current authority to manage the investments and operations, which may create a conflict with the unitholders’ best interests. In addition, other conflicts may exist with respect to service providers of the Registrant, who may also take positions in or trade units for themselves in futures or other markets that may be detrimental to other unitholders.

Ms. Karen J. Garnett
October 5, 2005

Breakeven Analysis, page 5
26.	Please revise the breakeven table to better explain what is being presented. For example, your lead-in paragraph states that the table shows the breakeven point for a hypothetical investment of $10,000, but the initial line item shows the selling price as $50. In addition, please clarify what is being shown under the heading “Units.”

Response: The Registrant corrected the lead-in paragraph to state that the hypothetical investment is $50. Under the heading “Units,” the Registrant estimates for purposes of this calculation that the initial selling price per unit would be $50. Next, it states that the management fee is $0.25, which is calculated by multiplying the initial selling price ($50) by the management fee percentage (0.50%). Next the Creation Basket fee of $.01 is deducted, calculated by dividing $1,000 by 100,000 units. Next, the Registrant states, the estimated brokerage fee is $0.25, which is calculated by multiplying the initial selling price ($50) by the brokerage fee percentage for purchases of Oil Futures Contracts and Treasuries incurred by the Fund (0.50%). The Registrant then estimates that it will receive $1.50 in interest income, based on the assumption that the interest it receives from its investment in Treasuries will be 3%. Next, the Registrant combines the above fees and calculates the amount of trading income that is required for an Authorized Purchaser’s redemption value to equal the initial selling price of the unit after one year. Finally, the Registrant lists the breakeven amount as a percentage.

27.	Please revise the breakeven analysis to include all fees incurred by the LP. For example, please include the anticipated brokerage fees, incentive fees, if any, interest income to be imputed to the LP, if any, the organizational and offering expenses, creation and redemption fees and any administrative expenses.

Response: The Registrant revised the breakeven analysis to include an estimation of brokerage fees, and the Creation Basket fee. While there is a Redemption Basket fee of .01% per unit, the Registrant did not add it to the break-even table because the Registrant has no basis for assuming that there will be a redemption. There are no incentive fees and the General Partner, not the Registrant, pays organizational, offering, and administrative expenses through the management fee.

28.	Since the breakeven table shows the percentage required for the “redemption value” of a hypothetical investment to breakeven, please disclose that this refers to the redemption of baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to breakeven. Provide a separate breakeven table for individual investors or tell us why you believe a separate table is not appropriate.

Response: The Registrant revised the prospectus to disclose that the redemption value of a hypothetical investment to breakeven refers to the amounts paid for the redemption of

Ms. Karen J. Garnett
October 5, 2005

baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to breakeven. The Registrant does not believe that it is appropriate to provide a separate breakeven table for individual investors because individual investors purchase units at market price and are not permitted to directly redeem units.
Risk Factors
29.	Refer to Item 503(c), which requires the presentation of risk factors to be “organized logically,” meaning that the most material risks should be presented first. It does not appear that you have organized the risk factors section in this manner. Please revise.

Response: The Registrant revised the prospectus so the most material risks are presented first.

30.	Please limit your risk factors to a discussion of the risks facing investors and your company. Provide additional information only as necessary to place the risk in context. Avoid language in your risk factors that tends to mitigate the risks you are describing. Also avoid generic risk factors that could apply to any company in any industry, or risk factors that are not specific to your business.

Response: On pages 10 to 22, the Registrant revised the prospectus to limit the risk factors to a discussion of the risks facing investors and the Registrant. In addition, the Registrant removed mitigating language and generic risks.

31.	Please consider adding a risk factor that discusses the fact that the Fund may have an inherent conflict in that attempts to attain profitability may not always be consistent with its objective of tracking the price of sweet crude oil.

Response: On page 14, the Registrant added a risk factor that states that the Registrant may have an inherent conflict in that attempts to attain profitability may not always be consistent with its objective of tracking the price of light, sweet crude oil.

32.	Please include a risk factor that discusses the claims made by the New York Mercantile Exchange regarding your alleged use of its service marks.

Response: On page 21, the Registrant included a risk factor that discusses the claims made by the New York Mercantile Exchange regarding its alleged use of its service marks. Specifically, the Registrant states that it expects to invest primarily in Oil Futures Contracts, and particularly in Oil Futures Contracts traded on the New York Mercantile Exchange. Representatives of the New York Mercantile Exchange have notified the Registrant of its belief that the Registrant is engaging in unauthorized use of such

Ms. Karen J. Garnett
October 5, 2005

Exchange’s service marks. The Exchange has claimed that the Registrant use of the marks will cause confusion as to U.S the fund’s source, origin, sponsorship or approval, and constitute infringement of the Exchange’s trademark rights and unfair competition and dilution of the Exchange’s marks. The Exchange has demanded that the Registrant cease all uses of the service marks of the Exchange.

While the Registrant disputes the Exchange’s positions described above, United States Oil Fund is taking steps it believes are reasonably designed towards an amicable resolution with the New York Mercantile Exchange. Among other things, the Fund has changed its name from New York Oil Fund, LP to United States Oil Fund, LP and is engaged in discussions with the New York Mercantile Exchange regarding these assertions, and is negotiating a licensing agreement with respect to the use of the Exchange’s marks. Additionally, the Registrant expressly disclaims any association with the Exchange or endorsement of United States Oil Fund by the Exchange and acknowledges that “NYMEX” and “New York Mercantile Exchange” are registered trademarks of such Exchange.

At this time, the Registrant is unable to determine what the outcome from this matter will be. If the resolution or lack of resolution of this matter results in a material restriction on the Registrant’s ability to invest in Oil Futures Contracts traded on the New York Mercantile Exchange, the Registrant may not be able to achieve its investment objective.

33.	Please include a risk factor that discusses the risks inherent in the trading system the GP intends to employ (e.g., technical or fundamental).

Response: On page 14, the Registrant added a risk factor that states that the General Partner’s trading system is quantitative in nature and it is possible that the General Partner might make a mathematical error. Also, the risk that it is possible that a computer or software program used in making the Registrant calculations may malfunction to cause an error in computation has been added to the prospectus.
Oil, Oil Futures Contracts and Other Oil Interests are “non-correlative”...page 6
34.	Please disclose what these interests are “non-correlated” to. For example, if these interests are non-correlated to the performance of general stock or bond indices, please disclose this. Finally, it appears that this risk is covered by your risk factor on page 8. Please revise to delete duplicative text.

Response: On page 13, the Registrant disclosed that the interests are “non-correlated to traditional securities such as stocks and bonds and other energy products or investments. In addition, the Registrant revised the prospectus to delete duplicative text.

Ms. Karen J. Garnett
October 5, 2005

There are costs of physical storage associated with purchasing oil, page 6
35.	Since the Fund does not expect to typically enter into a contract that would require physical delivery of oil, it is not clear why this is a material risk to investors. Please revise to discuss the particular risks to your company or omit this risk factor.

Response: Storage costs are one component of the price for Oil Futures Contracts and Other Oil Interests, and include the time value of money invested in oil as a physical commodity plus the actual costs of storing the oil less any benefits from ownership of oil that are not obtained by the holder of a futures contract. To the extent that these storage costs change for oil while the Registrant holds Oil Futures Contracts or Other Oil Interests, the value of the Oil Futures Contracts or Other Oil Interests, and therefore the Registrant’s NAV, may change as well. This is a risk for unitholders and the Registrant because normally futures have a one-month delay and the back month includes storage costs. In addition, because futures contracts are not required to be cash settled, there is a possibility USOF could be required to tale delivery of oil.
Regulation of the commodity interests markets is extensive and constantly changing...page 6
36.	Please specify when the legislative changes referred to in this paragraph occurred and how they affect your product. In this vein, we refer to your disclosure regarding speculative trading in the currency markets and the regulation of derivative products. Since you do not engage in these activities, please consider whether disclosure of these developments is material to this risk factor.

Response: The Registrant is referring to the Commodities Futures Modernization Act of 2000 (the “CFMA”) and other laws, e.g., the bankruptcy code, that impact the oil trading markets. The CFMA significantly clarified certain legal issues relating to futures and over-the-counter derivative products. However, courts have been interpreting certain aspects of the law that merit further clarification and have been revisiting the regulation of the energy and derivatives markets in the wake of the Enron bankruptcy. Changes in commodities laws and energy regulation are material to the Registrant because it purchases Futures Contracts and Other Oil Interests, which may include over-the-counter contracts relating to the price of oil, and transactions may be adversely effected by legislative or regulatory changes.
Although commodity pools, in general, are subject to leverage and volatility risks...page 6
37.	Your disclosure in the risk factor heading that the GP seeks to avoid the types of risks normally present in commodity pools is mitigating language that should be removed. Please revise accordingly.

Ms. Karen J. Garnett
October 5, 2005

Response: The Registrant revised the prospectus to remove this mitigating language.

38.	Please include separate risk factors for price volatility of oil and the use of leverage since these are two discrete risks.

Response: The Registrant revised the prospectus to separate the risk factors for price volatility of oil and the use of leverage.
There is a risk that the Fund’s Units may trade at prices other than...page 7
39.	Your disclosure of the possible arbitrage opportunities as well as your estimate that the NAV will be within one or two percent of the market price for your units are statements that tend to mitigate the risk you are presenting. Please remove these statements. In addition, please tell us how you determined that NAV will generally be between 1 and 2 percent of the market price for your units.

Response: The Registrant revised the prospectus to remove the mitigating language. Based upon a review of the historical pricing of oil and futures markets there appears to be opportunities for arbitrage. If the market price of the Registrant diverges significantly from the indicative fund value, which the American Stock Exchange will publish every 15 seconds throughout the day, market professionals will have an incentive to execute arbitrage trades. For example, if the Registrant’s units appear to be trading at a discount compared to the indicative fund value, a market professional could buy the Registrant’s units on the American Stock Exchange and sell short oil future contracts. Such arbitrage trades can tighten the tracking between the market price of the Registrant and the indicative fund value and thus can be beneficial to all market participants.
There is a risk that the Fund’s NAV will not correlate to the price of...page 7
40.	Please remove your statement that the GP believes that the NAV will closely correlate to the price of short-term Oil Futures Contracts since this tends to mitigate the risk you are presenting. In addition, please include additional information regarding the specific price you are referring to when you refer to Oil Futures Contracts.

Response: The Registrant revised the prospectus to remove the mitigating language and to clarify that the price it is referring to is the benchmark which is discussed on pages 3 and 25. Specifically, the benchmark is the average daily change in the price of Oil Futures Contracts over any period of 30 successive Valuation Days. For purposes of this benchmark only, “Oil Futures Contract” means only the near month futures contract for light, sweet crude oil that is traded on the New York Mercantile Exchange, except that on each Valuation Day within the two week period preceding a monthly expiration date,

Ms. Karen J. Garnett
October 5, 2005

“Oil Futures Contract” means the second to nearest out futures contract for light, sweet crude oil.

41.	Please expand this risk factor to describe in more detail the risk to investors if your NAV does not correlate to the price of oil futures contracts and other oil interests.

Response: The Registrant has expanded the risk factor to explain that if the correlation does not exist, the Registrant may not be able to meet its investment objective.
Trading in commodity interests is a zero sum economic activity...page 9
42.	We refer to your statement that, “If the Fund experiences more losses than gains during the period you hold units of the Fund, you will experience a loss even if the Fund’s longer-term performance is positive.” Since you are attempting to replicate the price of short-term sweet crude oil, it is not clear what you mean by “losses” and “longer-term performance.” Presumably an investor’s gains or losses will depend on the market price of oil and your ability to replicate such prices, not on the ability of the Fund to generate profits. Please revise or advise.

Response: The Registrant deleted this risk because it is not applicable to the fund.
There are position limits and the potential of tracking error...page 12
43.	Please disclose what you mean by “tracking error” and “near month.” In addition, in order to enhance your disclosure, please provide a recent price for one futures contract, so that investors can better assess how position limits affect your ability to purchase sufficient futures contracts to effectively track the price of oil.

Response: “Tracking error” is the possibility that the movements in the daily NAV of the Registrant will not correspond closely to movements in the spot price of light, sweet crude oil. “Near month” is the first month of those futures contracts listed by an exchange and is usually the most actively traded contract, but activity will move from this to the second month contract as the near month nears expiration (e.g. typically after the middle of the month). The Registrant revised the disclosure to state a recent price of a near month futures contract.

Ms. Karen J. Garnett
October 5, 2005

The Fund does not employ trading advisors, page 12
44.	Please expand your disclosure to indicate why the fact that the Fund does not employ trading advisors may be disadvantageous to investors.

Response: The Registrant revised the prospectus to explain that the Registrant’s lack of trading advisors may be disadvantageous because the Registrant will not receive the benefit of the trading advisors’ expertise.
The Fund pays fees and expenses regardless of profitability, page 14
45.	Please quantify the fees that the partnership must pay.

Response: As discussed on page 53 of the prospectus, the Registrant will pay a management fee of 0.50% to the General Partner for the first $1,000,000,000 of assets and 0.20% after the first $1,000,000,000 of assets, brokerage fees of 0.50% in connection with purchases and sales of Oil Futures Contracts, brokerage fees of 0.50% in connection with the purchases and sales of Treasuries, as well as varying amounts in connection with over-the-counter dealer spreads and extraordinary expenses, neither of which can be quantified at this time. The General Partner has assumed payment of legal fees, origination fees, custodial fees, distribution fees, administration fees, and accounting expenses.
You will not be able to review the Fund’s holdings...page 14
46.	Please clarify what you mean by “on a periodic basis.”

Response: The Registrant revised the prospectus to disclose that Authorized Purchasers will be able to review the Registrant’s holdings on a daily basis, but other investors will only be able to review the Registrant’s trading results on a quarterly and monthly basis.
Third parties may infringe or otherwise violate intellectual property...page 15
47.	We refer to your disclosure regarding your proprietary software and trade secrets. To the extent you have either of these and they are material to your business, please provide a discussion of these in the prospectus.

Response: Currently, the Registrant does not have proprietary software or trade secrets, but may develop such in the future.

Ms. Karen J. Garnett
October 5, 2005

Your tax liability may exceed your cash distributions, page 16
48.	In light of the fact that the partnership does not intend to make cash distributions to limited partners, please revise the heading to reflect this. This comment also applies to your final risk factor that refers to cash distributions from the partnership. Also, please consider whether these present material risks to your investors.

Response: The Registrant has revised the heading and the risk factor in light of the fact that the limited partnership does not intend to make cash distributions to limited partners.
There is the possibility of a tax audit, page l6
49.	Please disclose the specific risk to investors raised by the possibility of an audit of the LP.

Response: The Registrant revised the prospectus to state that any adjustments resulting from an audit of the Registrant may require each unitholder to file an amended tax return and to pay additional taxes plus deficiency interest (which is not deductible by noncorporate taxpayers) and might result in an audit of a unitholder’s return. Any audit of a unitholder’s return could result in adjustments to income and deductions allocated to it by the Registrant for income tax purposes, as well as adjustments to other income and deductions of the unitholder.
The Offering, page 17
What is the Fund?, page 17
50.	Please include all biographical information for the members of management of the GP as required by Item 401 of Regulation S-K, including the dates of employment, the ages of the individuals and the lines of business of the companies where the individuals were employed.

Response: On pages 22-24, the Registrant included the relevant biographical information.

51.	Please clarify whether both Messrs. Gerber and Love are currently employed by Ameristock Corporation and indicate what portion of their time will be spent at Ameristock. If they are both currently employed by Ameristock please add this to the risk factor on page 12 that addresses the fact that the LP is leanly staffed.

Ms. Karen J. Garnett
October 5, 2005

Response: The Registrant has added to the risk section on page 14 that Nicholas Gerber and John Love are both currently employed by Ameristock Corporation. Nicholas Gerber and John Love will each spend approximately 50% and 30% of his time at Ameristock, respectively.

52.	We note your statement that Messrs. Gerber and Love “do not have significant recent experience in operating a commodity pool.” Please revise the biographies to disclose when, and in what capacity, either of them operated a commodity pool. We note from your risk factors that Mr. Love has no experience operating a commodity pool.

Response: John Love does not have any experience running a commodity pool. In the mid-1990s, Nicholas Gerber was managing director and founder of the Marc Stevens Futures Index Fund, a fund that combined the use of commodity futures with equity stock index futures. Newport Commodities ultimately purchased the futures index fund.
Who is the General Partner?, page 18
53.	Please confirm to us that you will include all required disclosures with respect to the members of the GP’s Board of Directors, and any director nominees, when such information is available.

Response: The Registrant confirms that it has included all required disclosures with respect to the members of the General Partner’s Board of Directors.
How does the Fund operate?, page 18
54.	Please revise your disclosure to indicate that your GP is in the process of registering as a commodity pool with the Commodity Futures Trading Commission and the National Futures Association, not the “Commodities Futures Association.”

Response: On page 22, the Registrant revised the prospectus to indicate that the General Partner is in the process of registering as a commodity pool operator with the National Futures Association.

55.	Please disclose the anticipated portion of your investments that will be Oil Futures Contracts as well as the portion you expect to be in Other Oil Interests. In addition, please provide guidance regarding the portion of your trading you anticipate to be on international exchanges as well as the portion that will be conducted off exchange.

Response: The Registrant has revised the prospectus to disclose that it anticipates that it will invest only in Oil Futures Contracts for the first $300 million of daily net assets. When daily net assets range between $300 million — $1.2 billion (or whatever 20,000

Ms. Karen J. Garnett
October 5, 2005

contracts, at the maximum New York Mercantile Exchange speculative position would represent in dollars), then the Registrant will invest in a mix of Oil Futures Contracts and Other Oil Interests. When daily net assets are over $1.2 billion, the Registrant will invest only in other Oil Interests on marginal dollars. In the latter case, a portion, and in some cases a significant portion, of these Other Oil Interests may be traded on international exchanges.

56.	We refer to the diagram on page 19 where you refer to “certain arbitrage opportunities” that will cause the market price of your units to more closely approximate the NAV per unit of your fund. Please expand your disclosure to describe what these arbitrage opportunities are. If they refer to the purchase and sale of Creation and Redemption Baskets, please disclose this. If it refers to other trading activities, please discuss these activities and how they may influence the market price of your units.

Response: On page 35, the prospectus has been revised to expand the disclosure to describe expected arbitrage opportunities in more detail.

57.	Please clarify what price you are using as a benchmark when you state that the Fund’s NAV “will closely correlate with the price of Oil Futures Contracts and Other Oil Interests.” Since the Fund is limited to purchasing and selling Oil Futures Contracts and Other Oil Interests, it is not clear why the NAV would not always correlate precisely with these prices. If there is a specific contract price that you are referring to here, please disclose the contract and where it is traded.

Response: As a benchmark, the Registrant uses the average daily change in the price of Oil Futures Contracts over any period of 30 successive Valuation Days. For purposes of this benchmark only, “Oil Futures Contract” means the near month future contract for light, sweet crude oil that is traded on the New York Mercantile Exchange, except that on each Valuation Day within the two week period preceding a monthly expiration date, “Oil Futures Contract” means the second to nearest out futures contract for light, sweet crude oil. This benchmark is discussed in the prospectus on pages 3 and 25. While the Registrant uses only these specific contracts as a benchmark, it may invest in oil futures contracts traded on other exchanges and Other Oil Interests. Therefore, NAV, which is calculated based on the Registrant’s actual investment portfolio, may diverge from the benchmark.

58.	We refer to the bottom box in the diagram on page 19. Please disclose the specific contract that you are referring to when you state that the price data from 1986-2005 of “short-term Oil Futures Contracts” closely correlates with the cash price of light, sweet crude oil. Since the defined term, “Oil Futures Contract,” does not appear to represent a single designated contract, it is not clear what price you are using to make this statement. We further note that you include historical cash settlement prices of a barrel of crude oil

Ms. Karen J. Garnett
October 5, 2005

beginning on page 34 but have not included historical prices for “short-term Oil Futures Contracts” to support this assertion. Please revise to provide a basis for your belief that the two have been closely correlated during the time period specified.

Response: The Registrant has removed the1986-2005 price data and replaced it with price data that describes the Cushing, Oklahoma Crude Oil Future Contract Near Month. In addition, for clarity, the Registrant has deleted the historical cash settlement prices of a barrel of crude oil that was on page 34 and replaced it with a graph that compares the Cushing, Oklahoma WTI SPOT Price FOB to the Cushing, Oklahoma Crude Oil Future Contract 1 Near Month.

59.	We refer to the first full paragraph on page 20. Please revise, if true, to clarify that Authorized Purchasers, not “investors” may purchase units directly from the LP in blocks of 100,000 units.

Response: The Registrant revised the prospectus to clarify that Authorized Purchasers, not investors, may purchase units directly from the Limited Partnership in blocks of 100,000 units.

60.	We refer to the final sentence in the first paragraph on page 20. Please discuss how the purchase price for a Creation Basket and the redemption price for a Redemption Basket will be calculated during the day in light of the fact that NAV is calculated only after the New York Mercantile Exchange closes. Will the approximate NAV as calculated intra-day by AMEX be used or will some other calculation be used? Please also include this disclosure in your section entitled, “Creations and Redemptions,” beginning on page 24.

Response: The purchase price for Creation Baskets, and the redemption price for Redemption Baskets will be the actual NAV calculated at the end of the business day when notice for a purchase or redemption is received by the Registrant. The American Stock Exchange will publish and approximate NAV intra-day based on the prior day’s NAV, but the Basket price will be determined based on the actual NAV at the end of the day.

Ms. Karen J. Garnett
October 5, 2005

Trading Policies of the Fund, page 20
61.	Please expand your disclosure under each of these items to describe in more detail the trading policies of the LP. For example, under what circumstances may the LP take physical delivery of oil or trade in the spot markets? Does the LP plan to establish credit lines to enable it to borrow funds in the event it takes delivery? How is employing a spread or straddle consistent with your characterization of the LP’s investment strategy as a “neutral” strategy designed to replicate the spot price of sweet crude oil? Since you disclose that spreads and straddles are designed to earn profits from a narrowing or widening of two prices, it is not clear how this would be “neutral.” Please expand your disclosure to describe under what circumstances the LP may enter into spreads or straddles.

Response: The Registrant revised the disclosure to state that it may take physical delivery of oil or trade in the spot markets if it is necessary for the Registrant to meet its investment objective. The Registrant also will not establish credit lines to enable it to borrow funds because it maintains cash or Treasuries that equal the value of margin posted and the actual value of the futures contract. In addition, the Registrant has deleted the language that stated spreads and straddles are designed to earn profits from a narrowing or widening of two prices. The Registrant revised the prospectus to explain that it may enter into spreads and straddles because they may be cost effective trading strategies.

62.	Please disclose any provisions in the LP Agreement or otherwise that would limit the fund’s ability to invest in products other than the ones you have identified, use leverage, borrowings, spreads, and straddles in its investment strategy, or employ pyramiding. Disclose whether there are any limits on the general partner’s ability to change the fund’s investment strategy.

Response: There are no provisions in the LP Agreement or otherwise that would limit the Registrant’s ability to invest in products other than the ones identified, use leverage, borrowings, spreads, and straddles in its investment strategy, or employ pyramiding. There are no limits on the General Partner’s ability to change the Registrant’s investment strategy.

Ms. Karen J. Garnett
October 5, 2005

Transfer Agent and Registrar, page 21
63.	Please disclose the fees to be paid to the transfer agent, when known. In addition, please expand your disclosure to discuss how the fees will be borne by the Fund but not by limited partners of the Fund.

Response: The transfer agent will receive a fee of $50,000 annually and there is a $7.00 transaction charge. The Registrant has revised the prospectus to explain that the fees will be paid by the General Partner and will not be borne by the Registrant.
What are Oil Futures contracts?, page 22
64.	In your discussion of the volatility of the oil markets, please clarify whether the greater volatility is intra-day or day-to day and what the causes of the volatility are. To the extent the volatility tends to be greater intra-day, please revise your discussion of the position limits to take this factor into account.

Response: On page 32, the Registrant revised the prospectus to clarify that the price volatility is greater day-to-day as opposed to intra-day. Oil Futures Contracts tend to be more volatile then stocks and bonds because price movements for barrels of oil are more currently and directly influenced by economic factors for which changing data is available and traded by oil futures traders through out the day; changes in interest rates; governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies; weather and climate conditions; changing supply and demand relationships; changes in balances of payments and trade; United States and international rates of inflation; currency devaluations and revaluations; United States and international political and economic events; and changes in philosophies and emotions of market participants.
What is the Light, Sweet Crude Oil Market?, page 22
65.	Please revise your discussion to make clear that you are not obligated to purchase Oil Futures Contracts on the New York Mercantile Exchange. Please expand your discussion to include the types of contracts that may be purchased as well as the specific exchanges on which these contracts trade.

Response: The Registrant revised the prospectus to indicate it may purchase contracts on other exchanges, including the London Petroleum Exchange and the Singapore.

Ms. Karen J. Garnett
October 5, 2005

How will the Fund purchase and sell Oil Futures Contracts?, page 22
66.	To the extent you intend to earn interest income from the Treasuries that the Fund will purchase, please discuss this. In addition, please discuss how the Fund anticipates using the earned interest income and the effect, if any, it will have on the NAV and limited partners’ capital contribution accounts.

Response: The Registrant intends to earn interest income from the Treasuries that it will purchase. The Registrant anticipates that the earned interest income will increase the NAV and limited partners’ capital contribution accounts. The Registrant plans to reinvest the earned interest income, hold it in cash, or use it to pay the Registrant’s expenses. If the Registrant reinvests the earned interest income, it will make investments that are consistent with its investment objectives.
What is the Fund’s Plan of Distribution?, page 23
67.	Please expand the disclosure to describe in more detail the role of the Authorized Purchasers as underwriters in this offering. Disclose and quantify all underwriting discounts and commissions that the Authorized Purchasers will be entitled to receive. State briefly the nature of the Authorized Purchasers’ obligations to take the securities, considering their right to redeem baskets that they are unable to sell. Also disclose the offering expenses specified in Item 511 of Regulation S-K. Provide all other information required by Item 508 of Regulation S-K, as applicable.

Response: The Registrant revised the prospectus to provide more detail on the role of the Authorized Purchasers who may, as noted above, be underwriters. The Registrant disclosed the offering expenses and included the information required by Item 508 of Regulation S-K, as applicable.

68.	Please identify all Authorized Purchasers known to you that will participate in the initial offering as of the time of effectiveness of this registration statement.

Response: The Registrant has asked Goldman Sachs, Execution, & Clearing, LP to be the initial Authorized Purchaser and the Registrant anticipates that other leading broker/dealers will also be Authorized Purchasers.

Ms. Karen J. Garnett
October 5, 2005

Distributors, page 23
69.	Please clarify whether you anticipate there will be one Distributor or multiple Distributors. In addition, please clarify why the Fund is choosing to use a Distributor instead of selling its units directly to the Authorized Purchasers. In connection with this please disclose the fees, if any, that are paid to the Distributor and whether the fees will be paid by the APs or by the Fund.

Response: The Registrant and the General Partner do not have sufficient staff to engage in many administrative functions. Thus, ALPS, Inc., which is the principal underwriter of the General Partner’s affiliate, Ameristock Corporation, will be the marketing agent for the Registrant. ALPS, Inc.’s fees with be paid by the General Partner and will be specified in the prospectus.
Calculating NAV, page 23
70.	Please discuss how you will value forwards or swaps that do not have “market values” in connection with your calculation of NAV. Your disclosure on page 23 appears to be confined to futures contracts that have market values.

Response: Forwards that do not have “market values” will be valued by the custodian, Brown Brother Harriman, using rates and points received from approved third party vendors (such as Reuters and WM Company). Additionally, swaps and other over-the-counter contracts will be valued by Brown Brother Harriman’s system based on advisor provided quotes.

71.	We note that AMEX will provide an approximate NAV every 15 seconds during the trading day but that the Fund is not responsible for the calculation or dissemination of the intra-day price. In light of this, please enhance your disclosure by discussing how AMEX will calculate the intra-day NAV and how this calculation is anticipated to be used by market participants. Also, disclose how investors can access intra-day NAV.

Response: An administrator will calculate the NAV of the Registrant once each trading day. In addition, in order to provide updated information relating to the Registrant for use by investors and market professionals, the American Stock Exchange will calculate and disseminate throughout the trading day an updated indicative fund value. The indicative fund value will be calculated by using the prior day’s closing NAV per unit as a base and updating that value throughout the trading day to reflect changes in the price of oil derived from the most recently reported trade price in the active light, sweet oil futures contract on the New York Mercantile Exchange. The prices reported for the active oil futures contract month will be adjusted based on the prior day’s spread differential between settlement values for that contract and the spot month contract. In the event that

Ms. Karen J. Garnett
October 5, 2005

the spot month contract is also the active contract, the last sale price for the active contract will not be adjusted. The indicative fund value unit basis disseminated during American Stock Exchange trading hours should not be viewed as an actual real time update of the NAV, because NAV is calculated only once a day.

The indicative fund value will be disseminated on a per unit basis every 15 seconds during regular the American Stock Exchange’s trading hours of 9:30 am EST to 4:15 pm EST. The normal trading hours of the New York Mercantile Exchange are 10:00am EST to 2:30pm EST. The normal trading hours of the American Stock Exchange are 9:30am EST to 4:15pm EST. This means that there will be a gap in time at the beginning and the end of each day during which the Registrant’s units will be traded on the American Stock Exchange, but real-time New York Mercantile Exchange trading prices for oil futures contracts traded on such Exchange will not be available. As a result, during those gaps there will be no update to the indicative fund value.

The American Stock Exchange will disseminate the indicative fund value through the facilities of CTA/CQ High Speed Lines. In addition, the indicative fund value will be published on the American Stock Exchange website and will be available through on-line information services such as Bloomberg and Reuters.

Dissemination of the indicative fund value provides additional information that is not otherwise available to the public and is useful to investors and market professionals in connection with the trading of the Registrant on the American Stock Exchange. Investors and market professionals will be able to compare the market price of the Registrant and the indicative fund value through out the trading day. If the market price of the Registrant diverges significantly from the indicative fund value, market professionals will have an incentive to execute arbitrage trades. For example, if the Registrant appears to be trading at a discount compared to the indicative fund value, a market professional could buy the Registrant’s units on the American Stock Exchange and sell short oil future contracts. Such arbitrage trades can tighten the tracking between the market price of the Registrant and the indicative fund value and thus can be beneficial to all market participants.

72.	We note that NAV will be calculated once a day after the close of trading on the New York Mercantile Exchange. We further note that the Fund is not required to purchase futures contracts on the NYMEX and may instead purchase short-term oil futures contracts on other exchanges. If the Fund were to purchase contracts on other exchanges that have different trading hours than the NYMEX, please disclose whether this would impact the timing of the calculation of NAV. In addition; where you disclose the “gap” between when the NYMEX stops trading and when the units stop trading on AMEX, please discuss how long after the NYMEX stops trading before the NAV will be calculated and whether NAV is expected to be published prior to the end of trading on AMEX.

Ms. Karen J. Garnett
October 5, 2005

Response: The custodian, on behalf of the Registrant, calculates NAV as of the close of the New York Stock Exchange (4:00 p.m. EST). This would be the same time as the American Stock Exchange close. The Registrant uses the New York Mercantile Exchange closing price (2:30 p.m. EST) for the contracts held on the New York Mercantile Exchange, but calculates the NAV as of close of New York Stock Exchange.
Creations and Redemptions, page 24
73.	We refer to your discussion of the GP’s right to require a limited partner to withdraw a portion or all of its units. Please clarify what you mean when you say that a limited partner “made a representation” to the GP. In addition, please describe the types of violations that could be triggered by the ownership of units by an LP that may require that the LP withdraw some or all of its units.

Response: The Registrant corrected the typographical error in the prospectus to change “made a representation” to “made a misrepresentation in connection with purchase of units.” The LP could also be forced to withdraw if its ownership of units would cause a violation of laws or regulations applicable to the partnership or a partner.

74.	Please describe in more detail the procedures for Authorized Purchasers to place purchase orders. Disclose the timing of purchase orders, when the order is priced, and when payment is due. Indicate the type and amount of any deposit that must be included with a purchase order and discuss how and when the Authorized Purchaser will be obligated to pay the balance of the purchase price.

Response: On any business day, an Authorized Purchaser may place an order with the Marketing Agent to create one or more Baskets. For purposes of processing purchase and redemption orders, a “business day” means any day other than a day when (1) the American Stock Exchange is closed for regular trading or (2) the New York Mercantile Exchange is closed for regular trading. Purchase orders must be placed by 4:15 PM or the close of regular trading on the American Stock Exchange, whichever is earlier. The day on which the Marketing Agent receives a valid purchase order is the purchase order date.

By placing a purchase order, an Authorized Purchaser agrees to deposit Treasuries with the Registrant, or a combination of Treasuries and cash, as described below. Prior to the delivery of Baskets for a purchase order, the Authorized Purchaser must also have wired to the Custodian the non-refundable transaction fee due for the purchase order.

The total deposit required to create each Basket (“Creation Basket Deposit”) is an amount of Treasuries and cash that is in the same proportion to the total assets of the Registrant (net of estimated accrued but unpaid fees, expenses and other liabilities) on

Ms. Karen J. Garnett
October 5, 2005

the date the order to purchase is properly received as the number of units to be created under the purchase order is in proportion to the total number of units outstanding on the date the order is received. The General Partner determines the requirements for Treasuries that may be included in deposits to create Baskets (e.g., the issuer and the maximum permitted remaining maturity of a Treasury) and publishes such requirements at the beginning of each business day. The amount of cash deposit required is the difference between the aggregate market value of the Treasuries included in a Creation Basket Deposit as of 4:15 p.m. on the date the order to purchase properly and the total required deposit.

An Authorized Purchaser who places a purchase order is responsible for transferring the Registrant’s account with the Custodian the required amount of Treasuries and cash by the end of the second business day following the purchase order date. Upon receipt of the deposit amount, the Marketing Agent will direct DTC to credit the number of Baskets ordered to the Authorized Purchaser’s DTC account on the third business day following the purchase order date. The expense and risk of delivery and ownership of Treasuries until such Treasuries have been received by the Custodian on behalf of the Registrant shall be borne solely by the Authorized Purchaser.

The Marketing Agent may reject a purchase order or a Creation Basket Deposit if:
•	It determines that the purchase order or the Creation Basket Deposit is not in proper form;

•	The General Partner believes that the purchase order or the Creation Basket Deposit would have adverse tax consequences to the Registrant or its unitholders;

•	The acceptance or receipt of the Creation Basket Deposit would, in the opinion of counsel to the General Partner, be unlawful; or

•	Circumstances outside the control of the General Partner, Marketing Agent or Custodian make it, for all practical purposes, not feasible to process creations of Baskets.
None of the General Partner, Marketing Agent or Custodian will be liable for the rejection of any purchase order or Creation Basket Deposit.

Ms. Karen J. Garnett
October 5, 2005

Statement of Additional Information
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page
47
75.	Please include all the information required by Item 303 of Regulation S-K. The lack of operating history appears only to address the requirements of Item 303(a)(3), Results of Operations. Please revise to include a discussion of any known trends or demands that may affect the LP’s liquidity or its capital resources. In addition, please discuss the key indicators that you rely on for gauging the strength of your business or business prospects on a continuing basis. For guidance, please refer to Release No. 33-8350.

Response: The Registrant has added a discussion of its current and anticipated liquidity and capital resources.
Limited Partnership Agreement, page 47
Limited Liability, page 48
76.	In light of the fact that a limited partner’s liability may extend beyond his/her capital contributions, please disclose that a limited partner may lose more money than he/she contributed.

Response: On page 53, the Registrant revised the prospectus to state that a limited partner may lose more money than he or she contributed.
Expenses, page 48
77.	Please disclose when the fees are calculated and paid.

Response: On page 53, the Registrant revised the prospectus to state that fees are calculated on a daily basis and paid on a monthly basis.
The General Partner Has Conflicts of Interest, page 49
78.	We refer to the second paragraph under this heading. Please disclose the result to the fund and investors if the GP or its affiliates take a position prior to the entry of a position they know will be taken by the fund.

Response: The Registrant will adopt a Code of Ethics to ensure that the employees of the General Partner and its affiliates do not engage in trades that will harm the fund or the unitholders.

Ms. Karen J. Garnett
October 5, 2005

79.	Please revise the third paragraph under this heading to provide examples of actions the GP may take that are in conflict with the interests of investors. Your current disclosure is generic.

Response: On page 54, the Registrant revised the prospectus to include conflicts of interest.

80.	Please revise the fourth paragraph under this heading to discuss a conflict of interest. It does not appear that a conflict is presented here.

Response: The Registrant moved this paragraph to “Who is the General Partner?”
No Resolution of Conflicts procedures, page 49
81.	We refer to the last sentence in the first paragraph. Please revise to indicate who will determine whether an action taken by the GP is “deemed to be fair and reasonable to the Partnership.”

Response: Any resolution is deemed to be fair and reasonable to the partnership if the resolution is:
•	approved by the audit committee, although no party is obligated to seek approval and the General Partner may adopt a resolution or course of action that has not received approval;

•	on terms no less favorable to the limited partners than those generally being provided to or available from unrelated third parties; and

•	fair to the limited partners, taking into account the totality of the relationships of the parties involved including other transactions that may be particularly favorable or advantageous to the limited partners.
The General Partner’s Responsibility and Remedies, page 49
82.	Please provide us with an analysis of why you believe the General Partner owes no fiduciary or other duties to the fund.

Response: Pursuant to Section 17-1101(d) of the Delaware Revised Uniform Limited Partnership Act (“DRULPA”), parties may contractually modify or even eliminate fiduciary duties in a partnership agreement to the limited partnership itself, or to another partner or person otherwise bound by the partnership agreement. Parties may not, however, eliminate the implied covenant of good faith and fair dealing. Where parties unambiguously provide for fiduciary duties in a partnership agreement, those expressed duties become the standard courts will use to determine whether such duties were

Ms. Karen J. Garnett
October 5, 2005

breached. See Gotham Partners, L.P. v. Hallwood Realty Partners, L.P., 817 A.2d 160, 170-171 (2002). For this reason, the Registrant’s limited partnership agreement does not explicitly provide for any fiduciary duties so that common law fiduciary duty principles will apply to measure the General Partner’s conduct.
Statements, Filings and Reports, page 51
83.	Please clarify what types of reports will be prepared by the fund.

Response: The Registrant will prepare monthly, quarterly, and annual periodic reports required to be filed with the SEC under the Securities Exchange Act of 1934, and with the CFTC under the Commodity Exchange Act. The General Partner has entered into an agreement with Brown Brother Harriman to prepare the Registrant’s SEC and CFTC reports on the Registrant’s behalf.
Legal Opinion, page 52
84.	Your statement under this heading that Sutherland Asbill & Brennan will not give investors investment, legal or tax advice tends to qualify the legal and tax opinions that counsel will be providing in connection with this offering. In addition, this language may imply that investors cannot rely on either the legal or tax opinion. Please remove this qualifying language.

Response: The Registrant has removed this language.
Federal Income Tax Considerations, page 52
85.	Please clarify the statement that the discussion applies to a beneficial owner who purchases units “in the initial offering at the initial offering price.” Explain which purchases are considered to be part of the initial offering and state the initial offering price. Please note that all persons who purchase units in the offering covered by this registration statement must be able to rely on the tax opinion required by Item 601(b)(8) of Regulation S-K.

Response: The Registrant has revised the prospectus to clarify that it addresses the material federal income tax considerations relating to an investment in the Registrant by any person to whom the units are offered pursuant to the prospectus (see response to Question 2 regarding the scope of the offering).

Ms. Karen J. Garnett
October 5, 2005

Taxation of the Fund, page 53
86.	Please revise to make clear that the Fund is organized, not that it will be organized, as a partnership. We note that it was formed on May 12, 2005.

Response: The Registrant revised the prospectus to clarify that the fund is organized as a partnership.
New York Unitholders, page 54
87.	We refer to your disclosure that distributions to unitholders will not be taxable unless they consist of cash or marketable securities. Please tell us what the distributions may consist of, if not cash or marketable securities.

Response: The Registrant revised the prospectus to state that it makes non-liquidating distributions to a unitholder, such distributions generally will not be taxable to the unitholder for federal income tax purposes except to the extent that the sum of (i) the amount of cash and (ii) the fair market value of any marketable securities distributed exceeds the unitholder’s adjusted basis of its interest in the Registrant immediately before the distribution.

88.	We refer to your discussion of “Allocations of Profit and Loss” on page 55. Please advise us as to whether and how allocations of profit and loss would be determined for investors who purchased and sold units during the same month.

Response: If an investor purchases a unit during a particular month, sells that unit later in the same month, and does not reacquire the unit and hold it at the close of business on the last day of that month, that investor will receive no allocation of profit or loss with respect to that unit for that month. Rather, the monthly profit or loss attributable to that unit will be allocated to the person holding the unit at the close of business at the end of the month.

89.	We refer to your discussion under the heading, “Taxable Income and Loss” on page 56. Please provide additional disclosure regarding why a unitholder’s taxable income may differ from the amount of economic profit/loss allocated to him/her.

Response: The Registrant has revised the prospectus to provide additional disclosure regarding why a unitholder’s taxable income may differ from the amount of economic profit/loss allocated to him/her.

Ms. Karen J. Garnett
October 5, 2005

Where You Can Find More Information, page 64
90.	Please revise to include the Commission’s new address: 100 F Street, NE, Washington, DC 20549

Response: The Registrant revised the prospectus to include the Commission’s new address.
Financial Statements and Notes
Note 5 — Swaps, page F-5
91.	We note that when a swap contract is closed, a realized gain or loss equal to the cash exchanged is recognized in the Fund’s Statement of Operations. Tell us your policy for recognizing unrealized gains or losses on open swap contracts, and revise the disclosure as appropriate.

Response: It is industry practice for financial statements to reclass the fund accounting journal entries from swap interest income and swap interest expense to realized and unrealized gain or loss. On the balance sheet and statement of operations, the Registrant reclasses swap interest receivable and swap expense payable to unrealized gain /loss and changes in unrealized gain/loss respectively. The authoritative guidance for Swap Accounting and financial statement disclosure can be found in EITF 02-03 & 03-11, FAS 133, FAS149. In addition to the above financial statement reclasses, the Registrant also provides footnote disclosure based on Reg. S-X 12-12 where the Registrant discloses for each contract the swap counter party and referenced obligation, notional amount, interest rate, termination date and unrealized appreciation/deprecation.

The General Partner is discussing the appropriate policies for recognizing gains and losses on open swap contracts and other financial statement matters with its independent accounting firm. The Registrant has deferred making changes to the financial statements and notes and related disclosures until after the General Partner has discussed any changes with its independent accounting firm. The Registrant expects this to occur prior to the effective date.
Victoria Bay Asset Management, LLC and Subsidiary
Financial Statements and Notes
92.	Include a head note on the balance sheet of the general partner to indicate that purchasers of the Fund’s units will not receive any interest in the general partner.

Ms. Karen J. Garnett
October 5, 2005

Response: The General Partner’s financial statements and notes have been audited by an independent accounting firm so the Registrant believes it is most appropriate to defer making changes to the financial statements and notes until after it discusses any changes with the independent accounting firm, which will occur prior to the effective date.
Note C — Capitalization, page F-10
93.	We note that Wainwright Holdings, Inc. and an affiliate have provided all the financial support to Victoria Bay Asset Management, LLC as of the balance sheet date. If there is a commitment, intent or reasonable possibility that Wainwright and the affiliate will fund cash flow deficits or furnish other direct or indirect financial assistance to VBMA and the Fund, please provide the financial statements of Wainwright and the affiliate.

Response: There is no commitment, intent, or reasonable possibility that Wainwright Holdings, Inc, and its affiliate will fund cash flow deficits or furnish other direct or indirect financial assistance to Victoria Bay Asset Management, LLC or the Registrant.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-3
94.	Please disclose the sale of units to the GP and Wainwright Holdings as disclosed in Note G to your financial statements.

Response: The Registrant revised Item 15 to disclose that on June 23, 2005, the General Partner made a $20 capital contribution to Registrant. Additionally, Wainwright Holdings, Inc. (“Wainwright”) contributed $980 to Registrant for its limited partnership interest. The General Partner is 100% owned by Wainwright which is controlled by Nicholas Gerber, the President of the General Partner.
Item 17. Undertakings, page II-3
95.	Since the proposed offering is a “best efforts” offering, please remove undertaking (c)(1) that is applicable only to firm commitment underwritten offerings that rely on Rule 430A to include pricing terms following the effectiveness of a registration statement.

Response: The Registrant removed undertaking (c)(1) that is applicable only to firm commitment underwritten offerings that rely on Rule 430A.

Ms. Karen J. Garnett
October 5, 2005

Signatures, page II-5
96.	We note that Andrew Ngim, Robert Nguyen and Howard Mah signed the registration statement but that none of these individuals is listed in the prospectus as being directors of the GP. Please revise to include the relevant disclosure or advise.

Response: The Registrant has revised the prospectus to list all current directors and it has included each director’s biographical information.
Exhibits
97.	Please file copies of your legal and tax opinions or provide us with drafts so that we have an opportunity to review them.

Response: As discussed, we will be providing you with forms of the legal opinions required by Form S-1 in time for your review prior to the effective date of the Registration Statement.
* * *
We hope that you will find these responses satisfactory. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180 or Thomas Conner at 202.383.0590.
Sincerely,
/s/ James M. Cain
James M. Cain
Enclosure

cc:	Owen Pinkerton, Attorney Advisor
Nicholas D. Gerber
W. Thomas Conner, Esq.